NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements Three and six months ended June 30, 2015 and 2014 (Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	June 30, 2015	December 31, 2014

Assets

Current assets
Cash and cash equivalents	2, 9	$451,966	$442,418
Accounts receivable and prepaids		28,327	32,188
Inventories	3	75,289	86,851
Due from non-controlling interest		15,810	21,211
		571,392	582,668

Non-current assets
Due from non-controlling interest		31,148	27,272
Account receivable		915	1,087
Inventories	3	17,993	14,819
Mineral properties, plant and equipment	4	392,935	360,840
		442,991	404,018
Total assets		$1,014,383	$986,686

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$64,757	$54,169
Dividends payable		7,991	7,986
Income taxes payable		-	533
		72,748	62,688

Non-current liabilities
Deferred income taxes		67,902	56,906
Provision for mine closure and reclamation		34,964	34,196
		102,866	91,102
Total liabilities		175,614	153,790

Equity
Share capital	5	407,945	407,359
Share-based payments reserve		16,696	16,202
Retained earnings		259,254	253,035
Equity attributable to Nevsun shareholders		683,895	676,596

Non-controlling interest	10	154,874	156,300
Total equity		838,769	832,896
Total liabilities and equity		$1,014,383	$986,686

Contingency (note 8 )

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014
Revenues	6	$104,240	$169,223	$221,412	$268,374
Cost of sales
Operating expenses		(48,794)	(57,601)	(106,288)	(91,710)
Royalties		(4,908)	(4,861)	(9,727)	(10,779)
Depreciation and depletion		(11,921)	(11,806)	(24,199)	(18,947)
Operating income		38,617	94,955	81,198	146,938

Administrative expenses		(5,518)	(4,415)	(8,923)	(9,146)
Finance income		717	913	1,358	1,866
Finance costs		(384)	(1,451)	(768)	(1,730)
Income before taxes		33,432	90,002	72,865	137,928

Income taxes		(14,267)	(36,314)	(30,666)	(56,060)
Net income and comprehensive income		$19,165	$53,688	$42,199	$81,868

Net income and comprehensive income attributable to:
Nevsun shareholders		$9,447	$30,528	$22,025	$45,968
Non-controlling interest	10	9,718	23,160	20,174	35,900
		$19,165	$53,688	$42,199	$81,868

Earnings per share attributable to Nevsun shareholders:	5
Basic		$0.05	$0.15	$0.11	$0.23
Diluted		$0.05	$0.15	$0.11	$0.23

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014
Operating activities
Net income		$19,165	$53,688	$42,199	$81,868
Items not involving the use of cash
Depreciation and depletion		11,932	11,880	24,221	19,032
Income taxes		14,267	36,314	30,666	56,060
Share-based compensation	5	714	896	861	1,833
Interest income on due from non-controlling interest		(550)	(395)	(1,075)	(1,304)
Other		63	(51)	126	(85)

		45,591	102,332	96,998	157,404
Changes in non-cash operating capital
Accounts receivable and prepaids		8,375	(55,805)	6,151	(46,072)
Inventories		(1,505)	1,276	5,279	(9,700)
Accounts payable and accrued liabilities		13,647	8,599	8,201	12,427
Cash generated from operating activities		66,108	56,402	116,629	114,059
Income taxes paid		(8,579)	(20,000)	(21,679)	(43,702)

Net cash provided by operating activities		57,529	36,402	94,950	70,357

Investing
Expenditures on mineral properties, plant and equipment		(32,491)	(10,926)	(53,208)	(28,085)
Pre-commercial production copper sales receipts		-	5,037	-	49,513
Loan to supplier		-	(2,200)	-	(2,200)
Change in non-cash working capital related to investing activities		(1,163)	(7)	2,342	(300)

Net cash provided by (used in) investing activities		(33,654)	(8,096)	(50,866)	18,928

Financing
Dividends paid to Nevsun shareholders		(7,986)	(6,977)	(15,972)	(20,920)
Distributions to non-controlling interest		(9,600)	(16,750)	(21,600)	(28,750)
Amounts repaid by non-controlling interest, including interest		2,600	16,750	2,600	16,750
Issuance of common shares, net of issue costs		422	-	436	156

Net cash used in financing activities		(14,564)	(6,977)	(34,536)	(32,764)
Increase in cash and cash equivalents		9,311	21,329	9,548	56,521
Cash and cash equivalents, beginning of period		442,655	337,916	442,418	302,724
Cash and cash equivalents, end of period		$451,966	$359,245	$451,966	$359,245

Supplemental cash flow information (note 2)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 10)	Total equity
December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496

Exercise of stock options	40,000	156	-	-	156	-	156
Transfer to share capital on exercise of options	-	48	(48)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(575)	575	-	-	-
Share-based payments	-	-	1,097	-	1,097	-	1,097
Income for the period	-	-	-	45,968	45,968	35,900	81,868
Dividends declared	-	-	-	(13,842)	(13,842)	-	(13,842)
Distributions to non-controlling interest	-	-	-	-	-	(28,750)	(28,750)
June 30, 2014	199,347,802	$406,183	$15,317	$220,496	$641,996	$167,029	$809,025
December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896

Exercise of options	128,667	436	-	-	436	-	436
Transfer to share capital on exercise of options	-	150	(150)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(171)	171	-	-	-
Share-based payments	-	-	815	-	815	-	815
Income for the period	-	-	-	22,025	22,025	20,174	42,199
Dividends declared	-	-	-	(15,977)	(15,977)	-	(15,977)
Distributions to non-controlling interest	-	-	-	-	-	(21,600)	(21,600)
June 30, 2015	199,781,469	$407,945	$16,696	$259,254	$683,895	$154,874	$838,769

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2015 and 2014

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (the Company) is a company domiciled in Canada. These condensed consolidated interim financial statements (interim financial statements) of the Company as at and for the three and six months ended June 30, 2015, include the accounts of the Company and its subsidiaries. The Company is principally engaged in the production and sale of copper concentrate from its 60%-owned Bisha Mine in Eritrea.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2014. Certain items from the prior year periods have been reclassified within the statement of cash flows in order to correspond with the presentation in the 2014 year-end financial statements.
These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on July 29, 2015.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements.

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.
The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

(e)	Changes in accounting standards

There were no significant accounting pronouncements issued during the period ended June 30, 2015.

2.	Supplemental cash information

	June 30, 2015	December 31, 2014
Cash and cash equivalents
Cash	$169,966	$94,818
Cash equivalents	282,000	347,600
	$451,966	$442,418

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2015 and 2014

2.	Supplemental cash information (continued)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Non-cash investing and financing transactions
Closure and reclamation increase in mineral properties, plant and equipment	$-	$-	$-	$1,842
Depreciation relieved from inventory	1,078	1,051	3,109	3

3.	Inventories

	June 30, 2015	December 31, 2014
Materials and supplies	$62,554	$59,533
Work-in-progress	30,190	24,640
Finished goods – copper concentrate	538	17,497
Total inventories	$93,282	$101,670
Less: non-current portion of ore in stockpiles	(17,993)	(14,819)
Inventory recorded as a current asset	$75,289	$86,851

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of oxide ore and a portion of stockpiled primary and pyrite sand ores. Depreciation of $2,496 is included in work-in-progress and finished goods inventories at June 30, 2015 (December 31, 2014 – $5,605).

4.	Mineral properties, plant and equipment

As at June 30, 2015, the Company has commitments to purchase property, plant and equipment of $34,920, related primarily to the zinc phase expansion.

For the six months ended June 30, 2014, the Company recorded pre-commercial production copper concentrate sales of $9,300, net of provisional and final pricing adjustments. When offset by pre-commercial production operating costs of $4,803, depreciation and depletion of $855 and royalties of $629, the resultant net credit of $3,013 was recorded as an offset against copper phase plant and equipment costs.

5.	Share capital and reserves

(a)	Stock options

The three months ended June 30, 2015, included $406 (Q2 2014 - $534) in share-based payment costs related to stock options, $406 (Q2 2014 - $537) of which are presented in administrative expenses and $nil (Q2 2014 – credit of $3) in operating expenses.

The six months ended June 30, 2015, included $815 (six months ended June 30, 2014 - $1,097) in share-based payment costs related to stock options, $815 (six months ended June 30, 2014 - $1,081) of which are presented in administrative expenses and $nil (six months ended June 30, 2014 – $16) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2014	12,182,000	$4.00
Granted	-	-
Exercised	(128,667)	4.13
Forfeited	(115,000)	4.72
Outstanding, June 30, 2015	11,938,333	$3.99

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2015 and 2014

5.	Share capital and reserves (continued)

(a)	Stock options (continued)

The weighted average share price of the Company on the dates options were exercised in the six months ended June 30, 2015, was CAD $4.95 (six months ended June 30, 2014 – CAD $4.32). The weighted average price of options exercisable at the end of the period was CAD $4.02 (December 31, 2014 – CAD $4.05).

(b)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net income attributable to Nevsun shareholders	$9,447	$30,528	$22,025	$45,968
Effect of dilutive securities:
Change in stock appreciation rights liability	-	72	-	131
Diluted net income attributable to Nevsun shareholders	$9,447	$30,600	$22,025	$46,099
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,724	199,348	199,691	199,334
Dilutive options and stock appreciation rights	2,404	1,099	2,097	1,301
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	202,128	200,447	201,788	200,635
Earnings per share (in $)
Basic	$0.05	$0.15	$0.11	$0.23
Diluted	$0.05	$0.15	$0.11	$0.23

6.	Revenues

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Copper concentrate sales	$87,124	$165,504	$205,195	$254,315
Copper concentrate by-product sales	28,588	17,697	43,337	31,313
Other	1,095	(229)	1,095	5,467
Treatment and refining charges	(12,567)	(13,749)	(28,215)	(22,721)
	$104,240	$169,223	$221,412	$268,374

For the three and six months ended June 30, 2015, copper concentrate sales are net of provisional and final pricing and physical quantity adjustments of $2,380 and $15,282, respectively, (three and six months ended June 30, 2014 – (credit) and charge of $(1,879) and $3,567). As at June 30, 2015, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable and payable of $12,359, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment.

For the three and six months ended June 30, 2015, copper concentrate by-product sales includes $17,291 (three and six months ended June 30, 2014 – $nil) of revenue recorded on the sale of precious metal concentrate derived from pyrite sand ore.

Other revenue consists of small quantities of ore containing high silver content shipped directly to buyers.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2015 and 2014

7.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Copper and precious metals concentrate sales receivables of $7,024 (December 31, 2014 - $19,403) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of the copper concentrate sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate. There were no changes to the method of fair value measurement during the period.

8.	Contingency

Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military. The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members. No amount of damages is required to be quantified by the plaintiffs at this time. No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit. The Company denies the allegations and will vigorously defend itself in this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

9.	Segment information

The Company conducts its business as a single operating segment being the mining business in Eritrea. All mineral properties and equipment are situated in Eritrea. Cash and cash equivalents located outside of Africa at June 30, 2015, equal $446,838 (December 31, 2014 - $431,678).

10.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at June 30, 2015 and December 31, 2014. The information is presented on a 100% basis.

	June 30, 2015	December 31, 2014
Current assets	$137,561	$156,122
Non-current assets	407,148	372,145

Current liabilities	(55,702)	(47,501)
Non-current liabilities	(101,822)	(90,017)
Net assets	$387,185	$390,749
Net assets attributable to non-controlling interest	$154,874	$156,300

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2015 and 2014

10.	Interest in subsidiary (continued)

The following table presents the financial results of BMSC for the three and six months ended June 30, 2015 and 2014, respectively:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenues	$104,240	$169,223	$221,412	$268,374
Net income and comprehensive income	24,296	57,899	50,436	89,750
Net income and comprehensive income attributable to non-controlling interest	$9,718	$23,160	$20,174	$35,900

The following table presents the summary cash flow information of BMSC for the three and six months ended June 30, 2015 and 2014, respectively:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net cash provided by operating activities	$59,549	$36,034	$101,314	$103,145
Net cash used in investing activities	(33,662)	(5,893)	(50,866)	(9,637)
Net cash used in financing activities	(24,000)	(41,625)	(54,000)	(88,935)
Increase (decrease) in cash and cash equivalents	$1,887	$(11,484)	$(3,552)	$4,573